Mail Stop 3628
                                                                 July 31, 2019

     George Kok
     President
     Morgan Stanley Capital I Inc.
     1585 Broadway
     New York, New York 10036

             Re:     Morgan Stanley Capital I Trust 2017-HR2
                     Form 10-K for Fiscal Year Ended December 31, 2018 Filed March 29, 2019
                     File No. 333-206582-13

     Dear Mr. Kok:

            We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments.

     Servicer Assessments of and Attestation Reports for Bernard Finance Corporation, as servicing function participant
     Exhibits 33.10, 33.18, 34.10 and 34.18 to Form 10-K

         1. We note that both the servicer assessments of and attestation reports for Bernard Finance
            Corporation refer to assessments "as of December 31, 2018 and 2017, and [the year ended][for the years then ended]." The reporting period for this Form 10-K is January 1,
            2018 through December 31, 2018. However, based on this language, it is not clear that the reports of Bernard Finance Corporation cover the same reporting period. Please confirm that the servicer assessments and the attestation reports relate to the January 1,
            2018 through December 31, 2018 reporting period and file amended servicer assessments and attestation reports indicating coverage of the correct reporting period.

         2. We note the attestation reports prepared by Tramer, Shore & Zwick do not include the servicing criterion set forth in Item 1122(d)(4)(vii). However, the corresponding servicer assessments filed by Bernard Finance Corporation list this servicing criterion as an applicable servicing criterion. Please revise as necessary to reconcile these reports.
 George Kok
Morgan Stanley Capital I Inc.
July 31, 2019
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3262 if you have any questions.

                                                          Sincerely,

                                                          /s/ Arthur C. Sandel

                                                          Arthur C. Sandel
                                                          Special Counsel
                                                          Office of Structured
Finance


cc:     Kevin Blauch, Sidley Austin LLP